FirstSun Capital Bancorp

1400 16th Street, Suite 250

Denver, Colorado 80202

(303) 831-6704

May 14, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Robert Arzonetti

Re:	FirstSun Capital Bancorp
Registration Statement on Form S-4
File No. 333-277799

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 4:00 p.m., Eastern Time, on Wednesday, May 15, 2024, or as soon as practicable.

Once the Registration Statement has been declared effective, please confirm that event with our counsel, Brittany M. McIntosh of Nelson Mullins Riley & Scarborough LLP, by email at brittany.mcintosh@nelsonmullins.com or by telephone at (864) 373-2326, or J. Brennan Ryan, by email at brennan.ryan@nelsonmullins.com or by telephone at (404) 322-6444.

Very truly yours,

/s/ Robert A. Cafera, Jr.
Robert A. Cafera, Jr.
Executive Vice President and
Chief Financial Officer